Exhibit 99.2

Intellipharmaceutics Announces At-The-Market Offering of Common Shares

TORONTO, Nov. 27, 2013 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today announced an "at-the-market" offering program under which it may from time to time sell up to 5,305,484 of its common shares for up to an aggregate of US$16.8 million through at-the-market issuances on the NASDAQ Capital Market.

Roth Capital Partners, LLC ("Roth") has been engaged to act as sales agent under an equity distribution agreement, under which Intellipharmaceutics may at its discretion, from time to time, offer and sell common shares through Roth or directly to Roth for resale. Sales of common shares through Roth, if any, will be made at such time and at such price as are acceptable to Intellipharmaceutics, from time to time, by means of ordinary brokers' transactions on the NASDAQ Capital Market or otherwise at market prices prevailing at the time of sale or as determined by Intellipharmaceutics.

Intellipharmaceutics plans to use any net proceeds from this offering for working capital, research and development and general corporate purposes, and to apply up to approximately $0.8 million of any such proceeds in payment of an outstanding related party loan.

In conjunction with this offering program, Intellipharmaceutics filed today a prospectus supplement pursuant to a shelf registration statement previously filed with and subsequently declared effective by the Securities and Exchange Commission. The prospectus supplement relating to the offering was filed with the SEC and is available on the SEC's website at http://www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Copies of the prospectus supplement and accompanying base prospectus relating to this offering may be obtained from Roth Capital Partners, LLC, 888 San Clemente, Newport Beach, CA 92660, (800) 678-9147 or email: rothecm@roth.com or by accessing the SEC's website, www.sec.gov.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, Intellipharmaceutics has developed several drug delivery systems and has recently been granted final U.S. Food and Drug Administration ("FDA") approval for its dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths. In addition, Intellipharmaceutics has a pipeline of product candidates in various stages of development, including Abbreviated New Drug Applications ("ANDAs") filed with the FDA in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes and pain.

Intellipharmaceutics also has New Drug Application 505(b)(2) product candidates in its development pipeline. These include Rexista™ oxycodone, an abuse-deterrent oxycodone, based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System and Regabatin™ XR pregabalin extended-release capsules.

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs, and market penetration. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "intends," "could," or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the estimated proceeds we may receive from our "at-the-market" offering program, our expected use of any proceeds from the offering program, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates, and the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies and products and product candidates as compared to others, our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates, the actual size of the potential markets for any of our products and product candidates compared to our market estimates, our selection and licensing of products and product candidates, our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, the difficulty of predicting the impact of competitive products and pricing, the timing and success of product launches, the timing and amount of insurance reimbursement for our products, changes in the laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, the availability and pricing of third party sourced products and materials, difficulties or delays in manufacturing, the manufacturing capacity of third-party manufacturers that we may use for our products, and the successful compliance with FDA and other governmental regulations applicable to the Company and its third party manufacturers' facilities, products and/or businesses. Additional risks and uncertainties relating to the Company and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, as amended, and our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT: 30 Worcester Road
         Toronto, ON Canada M9W 5X2
         www.intellipharmaceutics.com

         Shameze Rampertab
         Vice President Finance & CFO
         416-798-3001 x106
         investors@intellipharmaceutics.com